SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
Commission File Number 000-21923

WINTRUST FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

(Full title of the plan)

WINTRUST FINANCIAL CORPORATION
727 NORTH BANK LANE
LAKE FOREST, IL 60045
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

Items 1-3.	Omitted in accordance with Item 4.

Item 4.	The Wintrust Financial Corporation Retirement Savings Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

·	•	Report of Independent Registered Public Accounting Firm
·	•	Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003
	•	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003
·	•	Notes to Financial Statements
·	•	Supplemental Schedule

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003, and Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003 are hereby incorporated by reference to the Registration Statement on Form S-8 filed by Wintrust Financial Corporation (Registration No. 333-52652) with the Securities and Exchange Commission on December 22, 2000.

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

2

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2005

WINTRUST FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

/s/ DAVID A. DYKSTRA
David A. Dykstra, Trustee

3

Financial Statements and Supplemental Schedule

Wintrust Financial Corporation Retirement Savings Plan
Years Ended December 31, 2004 and 2003

Wintrust Financial Corporation Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Wintrust Financial Corporation
   Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Wintrust Financial Corporation Retirement Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

May 27, 2005

Wintrust Financial Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Cash	$248	$26,249
Investments, at fair value	48,419,978	38,148,468
Participant contributions receivable	129,708	78,682
Employer matching contributions receivable	1,628,661	1,213,128

Total assets	50,178,595	39,466,527

Liabilities
Outstanding trades payable	—	5,647

Net assets available for benefits	$50,178,595	$39,460,880

See notes to financial statements.

Wintrust Financial Corporation Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2004	2003
Additions
Investment income:
Net appreciation in fair value of investments	$4,600,477	$6,666,733
Interest and dividends	676,096	248,468

	5,276,573	6,915,201
Participant contributions — salary deferral	3,977,567	2,892,967
Participant contributions — rollover	929,633	612,618
Employer matching contributions	1,630,357	1,213,128
Transfers from Advantage National Bank 401(k) Plan	409,054	—
Transfers from Village Bancorp. Inc.	176,848	—
401(k) Simple Savings Plan
Transfers from First Insurance 401(k)
Retirement Savings Plan	—	20,246
Transfers from Wayne Hummer Profit Sharing and Savings Plan	—	18,018,926

Total additions	12,400,032	29,673,086

Deductions
Benefits paid to participants	1,682,317	551,036

Net increase in net assets available for benefits	10,717,715	29,122,050

Net assets available for benefits:
Beginning of year	39,460,880	10,338,830

End of year	$50,178,595	$39,460,880

See notes to financial statements.

Wintrust Financial Corporation Retirement Savings Plan

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

1. Description of Plan

The following brief description of the Wintrust Financial Corporation Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.

The Plan is a participant-directed, defined-contribution plan covering all eligible employees, as defined in the Plan, of Wintrust Financial Corporation and its eligible subsidiaries (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

All full-time employees who have completed at least three months of employment and are at least 18 years of age are eligible to participate in the Plan.

In January and June 2004, the Advantage National Bank 401(k) Plan and the Village Bancorp, Inc. 401(k) Simple Savings Plan, respectively, were merged into the Plan. In April 2003, the Wayne Hummer Profit Sharing and Savings Plan was merged into the Plan, and on December 31, 2002, the First Insurance 401(k) Retirement Savings Plan was merged into the Plan.

Contributions

The Plan allows participants to contribute up to the maximum allowable by the Internal Revenue Code (Code), which during 2004 was $13,000, plus an additional $3,000 for participants over the age of 50. During 2003, participant maximum contributions were $12,000 plus an additional $2,000 for participants over the age of 50. Participant contributions are tax deferred under the provisions of Code Section 401(k), subject to certain limitations. Participant contributions and earnings thereon are fully vested.

The Company may elect to make matching contributions to the Plan on behalf of all eligible participants. Generally, participants must be employed on the last day of the Plan year to be eligible for matching contributions. For 2004 and 2003, the Company’s matching contributions were 60% and 50%, respectively, of a participant’s contributions up to a maximum of $4,000 per participant. Participants are immediately vested in the Company’s matching contribution and earnings thereon. Additional amounts may be contributed at the discretion of the Company.

Wintrust Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Investment of Plan Assets

A trust fund was established for the purposes of holding and investing the Plan’s assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, Wayne Hummer Trust Company, N.A., a subsidiary of the Company and a party in interest.

Participant Loans

Participants may borrow from their fund account up to the lesser of $50,000 or 50% of their account balance. Loan terms are established by the plan administrator in accordance with the Plan Agreement. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates, as determined by the plan administrator.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, if any, and (b) the Plan’s earnings/losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s account or annual installments. For termination of service due to other reasons, a participant may receive the value of the participant’s account as a lump-sum distribution.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions, if any, at any time and to terminate the Plan subject to the provisions of ERISA.

Wintrust Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

Except for the investment contract, investments are reported at fair value, which equals the quoted market price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The Wintrust Financial Corporation common stock is a unitized fund composed principally of Wintrust Financial Corporation common stock and is valued at the daily unit closing price. The loans to participants are reported at their outstanding balances, which approximate fair value.

The investment contract is recorded at its contract value, which represents contributions and reinvested income, less any withdrawals plus accrued interest. The fair value of the investment contract approximates contract value. The crediting interest rate for the investment contract is reset quarterly by the issuer but cannot be less than zero and was 4.60% for the last quarter of 2004. The average annualized yield approximated the crediting interest rate.

Purchases and sales of securities are recorded on a trade-date basis and are accounted for using the specific identification method. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Administrative Expenses

Administrative expenses of the Plan are paid from the trust fund to the extent they are not paid by the Company. All administrative expenses were paid by the Company for the years ended December 31, 2004 and 2003.

Wintrust Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits is as follows:

	December 31
	2004	2003
Wintrust Financial Corporation common stock*	$7,887,471	$5,511,020
Wayne Hummer Growth Fund*	7,160,883	6,002,103
Metlife Stable Value	6,231,304	5,651,931
American Funds Growth Funds of America	4,826,181	4,072,135
American Funds Investment Co. of America	4,075,450	3,286,275
American Funds EuroPacific Growth Fund	3,044,327	2,380,658

*Indicates party in interest to the Plan.

Wintrust Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as determined by quoted market prices as follows:

	Years Ended December 31
	2004	2003
Common stock	$1,491,712	$1,693,370
Mutual funds	3,108,765	4,973,363

	$4,600,477	$6,666,733

4. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Code. However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

5. Subsequent Event

In the first quarter of 2005, the Northview Bank and Trust 401(k) Plan, the Northview Mortgage Company 401(k) Plan and the Town Bank 401(k) Plan were merged into the Plan.

Supplemental Schedule

Wintrust Financial Corporation Retirement Savings Plan

Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)

December 31, 2004

		Current
Description of Investment	Units /Shares	Value
Investment contract:
Metlife Stable Value	51,807	$6,231,304

Common stock:
Wintrust Financial Corporation *	142,587	7,887,471

Mutual funds:
Wayne Hummer Growth Fund*	168,175	7,160,883
American Funds Growth Funds of America	176,267	4,826,181
American Funds Investment Co. of America	132,535	4,075,450
American Funds EuroPacific Growth Fund	85,443	3,044,327
Fidelity Intermediate Government Fund	242,252	2,487,103
Fidelity Spartan 500 Index Fund	27,444	2,287,696
Fidelity Advisor Equity Growth Fund	41,683	2,002,446
Janus Enterprise Fund	48,134	1,810,814
Wayne Hummer Core Portfolio Fund*	227,691	1,607,498
Lord Abbett Mid Cap Value Fund	57,526	1,301,817
Ariel Growth Fund	19,717	1,048,362
William Blair Growth Fund	84,967	909,145
Value Line Emerging Opportunities Fund	23,853	627,810
Aim Basic Value Fund	11,369	368,594
Participant loans (4.0% to 10.5%)		743,077

		$48,419,978

*Indicates party interest to the Plan.